UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Independent Registered Public Accounting Firm

Effective as of December 2, 2024, the client-auditor relationship between MKDWELL Tech Inc. (the “Company”) and MKDWELL Limited (“MKD BVI”), a subsidiary of the Company, with Marcum Asia CPAs LLP (“Marcum Asia”) has ceased. The Company is in the process of finalizing its appointment of a new registered accounting firm as its new auditor.

The audit reports of Marcum Asia on the financial statements of the Company   and MKD BVI each dated May 2, 2024 each contained explanatory paragraphs regarding the Company’s and MKD BVI’s ability to continue as a going concern, and save as aforementioned did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through December 2, 2024, there were no: (1) “disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided Marcum Asia with a copy of the disclosures it is making in this report on Form 6-K and requested that Marcum Asia furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. As of the latest practicable time prior to the furnishment of this report, the Company has not received such letter from Marcum Asia.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	December 6, 2024